77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Municipal Fund, a series of BlackRock Municipal Bond Fund Inc., held on June 24, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) pursuant to which the Fund would transfer all of its assets to the BlackRock National Municipal Fund (the “Acquiring Fund”), a series of BlackRock Municipal Bond Fund, Inc., in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund, as detailed in the Reorganization Agreement, which shares will be distributed by your Fund to you on a pro rata basis in complete liquidation of your Fund.

For                                         Against                                                       Abstain
42,480,515.847                                                       3,119,676.885                                                       3,819,332.432